Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Amendment No. 1 to Registration Statement No. 333-150239 on Form S-3 and in Registration Statement No. 333-156084 on Form S-8 of our reports dated March 11, 2009, relating to the consolidated financial statements and financial statement schedule of Genesis Energy, L.P. and subsidiaries (the “Partnership”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 157, which established new accounting and reporting standards for fair value measurements of certain financial assets and liabilities), and the effectiveness of the Partnership’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Genesis Energy, L.P. for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Houston, Texas
March 11, 2009